United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 28, 2023		Head of Investor Relations

**MINUTES OF THE VALE S.A. ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETINGS HELD COMBINED ON APRIL 28, 2023.**

PUBLICLY-HELD COMPANY
CNPJ: 33.592.510/0001-54
NIRE (Company Registration) 33.300.019.766

**01 - PLACE, DATE AND TIME:**

Pursuant to item I, Paragraph 2 of Article 5 of CVM Resolution No. 81/2022 ("Resolution 81"), the Annual and Extraordinary General Meetings ("Meetings") were held combined and digitally, via Zoom, on April 28, 2023, at 10:00 a.m., and are deemed to have been held at the Vale S.A. ("Vale" or "Company") headquarters.

**02 - CHAIR AND SECRETARY:**

| | |
|---|---|
| Chair: | Mr. Luiz Antonio de Sampaio Campos, indicated in accordance with Art. 9, §1 of the Bylaws. |
| Secretary: | Ms. Maria Isabel dos Santos Vieira. |

**03 - ATTENDANCE AND QUORUM*:***

The Annual Shareholders' Meeting was attended by shareholders representing 86,25% of the Company's share capital, and the Extraordinary Shareholders' Meeting by shareholders representing 86,30% of the Company's share capital, according to (i) the analytical maps prepared by the bookkeeping agent and by the Company itself, pursuant to Article 48, I and II, of Resolution 81, including shareholders who exercised their right to participate and vote remotely, and (ii) the list of shareholders participating via the Zoom digital platform; thus sufficient quorum was confirmed for the installation of the Meetings.

Also present were Messrs. Gustavo Pimenta, Vale's Executive Vice President of Finance and Investor Relations, Patrício Marques Roche, representative of PricewaterhouseCoopers Auditores Independentes ("PwC"), in accordance with Paragraph 1, Article 134 of Law 6.404/76, and Messrs. Márcio de Souza, Chairman of the Fiscal Council, pursuant to Article 164 of Law 6.404/76, Rachel de Oliveira Maia, Member of the Audit and Risk Committee , and Fabricio Stallone, representative of EY Auditores Independentes ("EY"), hired by the Company to issue a limited assurance report on the procedures for receiving, recording and

counting the votes received by the Company in elections of the members of the Board of Directors, its Chairman and Deputy Chairman and members of the Fiscal Council.

## 04 – DIGITAL PLATFORM REQUIREMENTS:

The Zoom platform meets the requirements of Art. 28, §1 of Resolution 81. Prior to the Meetings, the Chair informed the Shareholders of all the necessary procedures for exercising their rights to participate, voice their opinions and vote via the platform during the Meetings.

Shareholders who participated via Zoom previously authorized the Company to use any information contained in the recording of the Meetings for all legal purposes.

## 05 – CALL:

The Meetings were regularly called through publication of the Call Notice on March 14, 15 and 16, 2023 in the Valor Econômico (Rio de Janeiro), on all dates on page E2, as well as simultaneous publication on its website, with the following Agenda:

### 1. Annual Shareholders' Meeting

1.1 Appreciation of the management report and accounts and examination, discussion and voting on the financial statements for the fiscal year ending December 31, 2022;

1.2 Proposal for the allocation of the result for fiscal year 2022 and approval of the Capital Budget, for the purposes of Article 196 of the Law 6.404/76;

1.3 Setting the number of seats on the Board of Directors at 13 full members and one (1) alternate member

1.4 Individual election of the members of the Board of Directors;

1.5 Election of the Chairman of the Board of Directors;

1.6 Election of the Deputy Chairman of the Board of Directors;

1.7 Election of the Fiscal Council members;

1.8 Setting the global annual remuneration for directors and members of the Fiscal Council for the year 2023.

### 2. Extraordinary Shareholders' Meeting

2.1 Amendment of the main section of Article 5 of Vale's Bylaws, due to the cancellation of common shares issued by Vale, as approved by the Board of Directors on March 2, 2023.

All the documents required by Law 6.404/76 and the rules of the Securities and Exchange Commission of Brazil ("CVM") applicable to the matters on the Agenda, including the consolidated version of the Bylaws, were made available to the Company's shareholders on the Company's investor relations website and through the CVM's IPE System upon publication of the Call Notice.

**6 - READING OF DOCUMENTS:**

In compliance with the provisions of Article 45, paragraph 2, of Resolution 81, in the opening of the meeting the consolidated synthetic voting map released to the market on April 27, 2023 was presented, and the results of each resolution were projected to the Shareholders. Furthermore, for the sake of transparency and with the authorization of the representative of the depositary institution of the *American Depositary Receipts* representing Company-issued shares ("ADRs"), the Chair also projected a map depicting the indication of both the votes cast via remote voting ballots and the total votes sent to the Company by the depositary institution of the ADRs.

The following documents relating to the matters to be addressed at the Assembly were made available: **(i)** publications of the Call Notice; **(ii)** Management Report and Financial Statements for the fiscal year ended December 31, 2022, including the Consolidated Financial Statements, the PwC External Audit Report, published in the Valor Econômico (Rio de Janeiro), pages F17 to F37 , on February 28, 2023; **(iii)** Proposal for the Allocation of Result, pursuant to Annex A of Resolution 81, and the Capital Budget for purposes of Art. 196 of Law 6.404/76; **(iv)** Notice to Shareholders dated March 8, 2023, disclosing the list of candidates to the Board of Directors; **(v)** Participation Manual and Management Proposal, disclosed on March 13, 2023 and restated on March 31, 2023, containing information about the Meetings, including: (v.a) information about the candidates for members of the Board of Directors, nominated by the Board of Directors upon proposal of the Company's Appointments and Governance Committee, and information about the candidates for members of the Fiscal Council nominated by shareholders, pursuant to items 7.3 to 7.6 of the Reference Form; (v.b) the Management Comments on Vale's financial situation, pursuant to item 2 of the Reference Form; (v.c) the Management Remuneration, pursuant to item 8 of the Reference Form; and (v.d) the draft Bylaws with the amendments under review and the table detailing the origin and justification of the proposed amendments, as provided in Article 12 of Resolution 81; **(vi)** Opinions of the Fiscal Council, the Audit and Risk Committee and the Board of Directors on the Management Report and the Financial Statements for the year ended December 31, 2022; **(vii)** Opinions of the Board of Directors and Fiscal Council on the allocation of the Company result and Capital Budget; and **(viii)** Summarized Minutes of the Board of Directors' Meetings held on February 16, 2023, March

2, 2023, March 8, 2023 and March 13, 2023 (including the Final Report of the Appointments and Governance Committee).

Therefore, the reading of these already public documents was waived by unanimous decision of the shareholders present.

**07 - RESOLUTIONS:**

7.1 Based on favorable opinions reported by Vale's Fiscal Council, Audit Committee and Board of Directors, to approve, by majority vote, without amendments or reservations, the Management Report and the Financial Statements, as well as the Report from External Auditors PwC Auditores Independentes, for the year ended December 31, 2022.

> A total of 2,993,068,699 votes in favor, 7,112,358 votes against, and 820,342,685 abstentions (including the abstention of the Federal Government and those legally barred from voting) were counted, and the written votes received by the Chair have been attached and are an integral part of these minutes.

7.2 To approve, by majority vote, the allocation of the result for the year ending December 31, 2022, with favorable opinions reported by the Board of Directors and the Fiscal Council, and of the Capital Budget, all pursuant to the Management Proposal,

> There were 3,299,667,163 votes in favor, 847 votes against, and 520,855,732 abstentions (including the abstention of the Federal Government).

7.3 To approve, by majority, setting the composition of the Board of Directors to 13 full members and 1 alternate member, of which 12 full members will be elected by the shareholders at this Meeting, and 1 full member and their respective alternate were elected in a separate vote by all Vale employees.

> There were 3,297,258,959 votes for, 3,502,417 votes against, and 519,762,366 abstentions (including the abstention of the Federal Government).

7.4 To elect as members of the Company's Board of Directors, all to serve a term of office until the Annual Shareholders' Meeting to be held in 2025, in accordance with the following procedures:

> 7.4.1 To ratify the election of Messrs. **ANDRE VIANA MADEIRA**, Brazilian, married, mechanic, bearer of identity card number 6702030 issued by SSP/MG, CPF number 076.512.086-09, residential address at Rua Venceslau Brás 274, Bairro Jardim Belvedere, in the City of Itabira/MG; and **WAGNER VASCONCELOS XAVIER**, Brazilian, married, yard machinist, bearer of identity card number 1751339 issued by SSP/ES, CPF number 094.690.887-78, with business address at Av. Governador

Bley 186, 4th floor, Centro, in the city of Vitória/ES, and that, pursuant to Paragraph 2 of Article 11 of the Company's Bylaws, they were elected by direct vote, by Vale's employees.

7.4.2 Subsequently, pursuant to Art. 11, §10, IV, of the Bylaws, a straight single-vote process was conducted to elect the following members:

(i) Mr. **DANIEL ANDRÉ STIELER**, Brazilian, married, retired, bearer of identity card no. 2946719 issued by SESPDS, CPF number 391.145.110-53, with residential address at SQNW 107, block J, apt 310, Northwest district, in the City of Brasília/DF;

There were 3,206,228,071 votes for, 109,374,049 votes against, and 504,921,622 abstentions.

(ii) Mr. **DOUGLAS JAMES UPTON**, Australian, married, investment manager, holder of RNE identity card No. 530264163, with residential address at 22 Eccleston Square, London SW1V 1NS, United Kingdom;

There were 3,350,454,569 votes for, 681 votes against, and 470,068,492 abstentions.

(iii) Mr. **FERNANDO JORGE BUSO GOMES**, Brazilian, married, banker, bearer of identity card no. 4960580-1 issued by DIC/RJ, CPF number 370.624.177-34, with business address at Paulista Avenue, n. 1450, 9th floor, Cerqueira César, in the City of São Paulo/SP.

There were 2,127,697,491 votes for, 1,178,510,811 votes against, and 514,315,440 abstentions.

(iv) Mr. **JOÃO LUIZ FUKUNAGA**, Brazilian, single, banker, bearer of identity card no. 30695930-6 issued by SSP/SP, CPF number 324.445.148-90, with business address at Praia de Botafogo 501, 4th floor, in the City of Rio de Janeiro/RJ.

There were 3,242,105,404 votes for, 62,348,393 votes against, and 516,069,945 abstentions.

(v) Mr. **JOSÉ LUCIANO DUARTE PENIDO**, Brazilian, married, mining engineer, bearer of identity card no. 63.439.017X issued by SSP/SP, CPF number 091.760.806-25, with residential address at Claudio Manoel Street, n. 855, apt 1901, in the City of Belo Horizonte/MG.

There were 2,676,031,792 votes for, 264,306,284 votes against, and 880,185,666 abstentions.

(vi) Mr. **LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES**, Brazilian, married, statistician, bearer of identity card no. 067340851 issued by IFP/RJ, CPF number 902.946.707-00, with business address at Brigadeiro Faria Lima Avenue, n. 4100, 16th floor, in the City of São Paulo/SP.

There were 2,874,878,378 votes for, 450,760,400 votes against, and 494,884,964 abstentions.

(vii) Mr. **MANUEL LINO SILVA DE SOUSA OLIVEIRA**, British, married, economist, holder of passport No. 548309587, CPF No. 717.221.071-97, with residential address at Ridlands End, Ridlands Lane, Oxted, Surrey, RH80SS, United Kingdom.

There were 3,313,713,763 votes for, 37,514,472 votes against, and 469,295,507 abstentions.

(viii) Mr. **MARCELO GASPARINO DA SILVA**, Brazilian, married, lawyer, bearer of identity card no. 10.188 issued by OAB/SC, CPF number 807.383.469-34, with residential address at Esteves Júnior Street, n. 605, apt 1411, Centro, in the City of Florianópolis, SC.

There were 3,085,823,467 votes for, 229,612,319 votes against, and 505,087,956 abstentions.

(ix) Mr. **PAULO CESAR HARTUNG GOMES**, Brazilian, married, economist, bearer of identity card no. 257.97 issued by SSP/ES, CPF number 698.412.417-49, with business address at Joaquim Floriano Street, n. 466, 8th floor, Itaim Bibi, in the City of São Paulo/SP.

There were 3,315,355,113 votes for, 5,815,263 votes against, and 499,353,366 abstentions.

(x) Ms. **RACHEL DE OLIVEIRA MAIA**, Brazilian, single, accountant, bearer of identity card number 20.091.578-2, CPF number 143.363.438-45, with business address Américo Brasiliense Street, n. 2025, Chácara Santo Antônio, in the city of São Paulo/SP.

There were 3,324,161,913 votes for, 25,884,187 votes against, and 470,477,642 abstentions.

(xi) Mr. **SHUNJI KOMAI**, Japanese, married, bachelor of arts in foreign languages, bearer of passport no. TR5947071, CPF number 057.477.947-79, with business address at Praia do Flamengo 200, 14th floor, in the City of Rio de Janeiro/RJ.

There were 3,279,213,622 votes for, 41,445,742 votes against, and 499,864,378 abstentions.

(xii) Ms. **VERA MARIE INKSTER**, Canadian, married, Bachelor's degree in business administration, holder of passport no. HP129364, with residential address at 140 Mona Drive, Toronto, Ontario M5N 2R6, Canada.

There were 3,352,783,047 votes for, 1,077 votes against, and 467,739,618 abstentions.

It is recorded (i) the abstention of Federal Union in the individual election process abovementioned, and also that the written votes received by the Chair were attached and are part of this minutes; and (ii) that there were no other candidates nominated for compose the Board of Directors besides those recommended by the Appointments and Governance Committee and the Board of Directors.

The investiture of the candidates elected herein is subject to (i) signature of the respective instruments of investiture and of their declarations and other required documents; and (ii) the appointment, by Mr. Douglas James Upton and Vera Marie Inkster, residents and domiciled abroad of their proxies for the purposes set forth in Article 146, § 2, of Law 6.404/76.

Member of the Board of Directors **MANUEL LINO SILVA DE SOUSA OLIVEIRA** appointed and constituted as his proxies Ms. Natalia Cibele Correia da Silva, Brazilian, single, lawyer, bearer of identity card No. 33.472.475-2 issued by SSP/SP, CPF/MF No. 316.825.008-29; Mr. Darcio Siqueira de Sousa, Brazilian, married, lawyer, bearer of identity card No. 26.630.255-5 issued by SSP/SP, CPF/MF No. 157.093.498-36; Ms. Maria Auxiliadora Lopes Martins, Brazilian, married, lawyer, bearer of identity card No. 9.022.257-X issued by SSP/SP, CPF/MF No. 084.897.848-09, all residents and domiciled at Rua Líbero Badaró 293, 21st floor, in the City of São Paulo/SP, for the purposes provided in Article 146, paragraph 2, of Law 6.404/76.

Furthermore, based on the evaluation by the Board of Directors in the meeting held on 03.13.2023, it was registered that the Members of the Board of Directors Messrs. **Douglas James Upton, José Luciano Duarte Penido, Luis Henrique Cals de Beauclair Guimarães, Manuel Lino Silva de Sousa Oliveira, Marcelo Gasparino da Silva, Paulo Cesar Hartung Gomes, Rachel de Oliveira Maia** and **Vera Marie Inkster** meet the criteria of independence, according to the requirements of the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, of Exhibit K of CVM Resolution n. 81

and of Art. 11, §4 of the Bylaws. Therefore, the minimum required number of independent members, as set forth in Art. 11, §3, of the Bylaws, is duly complied with.

It was documented by the Chair that the election of the members of the Board of Directors, conducted in accordance with the Bylaws, was overseen and will be the subject of a limited assurance report by EY Auditores Independentes.

7.5 To elect Mr. **DANIEL ANDRE STIELER** for the position of Chairman of the Board.

There were 3,240,048,837 votes in favor, 73,568,279 votes against, and 506,906,626 abstentions (including the Federal Government's abstention).

It is recorded that no other candidate was nominated to run the election for the position of Chairman of the Board of Directors.

It was documented by the Chair that the election of the Chairman of the Board of Directors, conducted in accordance with the Bylaws, was overseen and will be the subject of a limited assurance report by EY Auditores Independentes.

7.6 To elect Mr. **MARCELO GASPARINO DA SILVA** for the position of Deputy Chairman of the Board of Directors.

There were 3,072,964,214 votes in favor, 231,972,373 votes against, and 515,587,155 abstentions (including the Federal Government's abstention).

It is recorded that no other candidate was nominated to run the election for the position of Deputy Chairman of the Board of Directors.

It was documented by the Chair that the election of the Deputy Chairman of the Board of Directors, was overseen and will be the subject of a limited assurance report by EY Auditores Independentes.

7.7 To elect the following members to compose the Company's Fiscal Council, with a term of office lasting until the Annual Shareholders' Meeting to be held in 2024.

7.7.1 In a separate election, by the sole holder of Company-issued Golden Shares, pursuant to the provisions of Article 5, Paragraph 4 of the Bylaws., pursuant to the set forth in §4 of the Article 5 of the Bylaws, Mr. **GABRIEL MURICCA GALÍPOLO**, Brazilian, divorced, economist, bearer of identity card no. 44.293.153 issued by SSP/SP, CPF no. 302.827.438-80, with business address at Esplanada dos Ministérios, Ed. Sede do Ministério da Fazenda, Block "P", 4th floor - Brasília (DF), in the City of Brasília, Federal District; and **ADRIANO PEREIRA DE PAULA**, Brazilian, married, economist, bearer of identity card no. 5556210-2 issued by IFP/RJ, CPF no.

743.481.327-04, with business address at Esplanada dos Ministérios Bloco P – Ed Anexo – Ala A – 1st floor, in the City of Brasília, Federal District, were elected as full and alternate members, respectively. It is stated that the re-election of Mr. Adriano Pereira de Paula aims to maintain the representativeness of the Federal Government on the Fiscal Council.

7.7.2 In a majority election process:

(i) Mr. **MÁRCIO DE SOUZA**, Brazilian, married, banker, bearer of identity card no. 010824335934 issued by IFP/RJ, CPF number 844.274.347-20, with business address at Praia de Botafogo 501, 4th floor, in the City of Rio de Janeiro/RJ; and Ms. **ANA MARIA LOUREIRO RECART**, Brazilian, married, lawyer, bearer of identity card no. 2408002 issued by SSP/DF, and CPF no. 261.320.138/06, with business address at Rua Alice de Castro 67, apto 131, in the City and State of São Paulo, were elected as full and alternate members, respectively.

There were 2,687,304,162 votes for, 549,545,157 votes against, and 583,674,423 abstentions.

(ii) Mr. **PAULO CLOVIS AYRES FILHO**, Brazilian, married, banker, bearer of RG identity card no. 7956062, CPF number 049.925.178-46, with address at Avenida Borges de Medeiros, 3407, apto 102, Lagoa, in the City of Rio de Janeiro/RJ; and Mr. **GUILHERME JOSÉ DE VASCONCELOS CERQUEIRA**, Brazilian, married, engineer, bearer of RG identity card no. 58754896, CPF number 919.801.277-00, with address at Rua Canário, 500, apto. 71, in the City of São Paulo/SP, as full and alternate members, respectively.

There were 3,263,563,926 votes for, 31,367,149 votes against, and 525,592,667 abstentions.

(iii) Mr. **RAPHAEL MANHÃES MARTINS**, Brazilian, single, lawyer, bearer of identity card no. 147187 issued by OAB/RJ, CPF number 096.952.607-56, with business address at Avenida Epitácio Pessoa 1674, rooms 201/202, in the City of Rio de Janeiro/RJ; and Ms. **ADRIANA DE ANDRADE SOLÉ**, Brazilian, married, engineer, bearer of identity card nr. 777.552, CPF number 378.627.316-20, with residential addressat Rua São Domingos do Prata 510, in the city of Belo Horizonte/MG, as full and alternate members, respectively.

There were 3,303,202,895 votes for, 500,126 votes against, and 516,820,721 abstentions.

(iv) Ms. **HELOÍSA BELOTTI BEDICKS**, Brazilian, married, economist, bearer of identity card no. 8394969 issued by SSP/SP, CPF no. 048.601.198-43, with business address at Alameda dos Anapurus 883, apto 141, in the City of São Paulo/SP; and Ms. **JANDARACI FERREIRA DE ARAUJO**, Brazilian, single, business administrator, bearer of identity card no. 39242458-7 issued by SSP/SP, CPF no. 730.397.645-00, resident and domiciled at Avenida da Invernada 432, apto 93, in the City of São Paulo/SP, as full and alternate members, respectively.

There were 3,108,707,727 votes for, 500,592 votes against, and 711,315,423 abstentions.

The investiture of the candidates elected to the Fiscal Council is subject to the signature of the respective instruments of investiture and other legally required documents.

It was documented by the Chair that the election of the members of the Fiscal Council, was overseen and will be the subject of a limited assurance report by EY Auditores Independentes.

7.8 To approve, by majority vote, setting the overall annual remuneration for the Vale directors, members of Advisory Committees and of the Fiscal Council, for the fiscal year 2023, at up to R$225,099.389.00 (two hundred and twenty-five million, ninety-nine thousand, three hundred and eighty-nine reais), without charges, in the terms described in Annex IV of the Management Proposal to this Meeting, to be individualized by the Vale Board of Directors, as well as determination of the monthly remuneration of each Fiscal Council member in office to the amount corresponding to 10% (ten percent) of the remuneration that, on average, is attributed monthly to each member of the Executive Committee, excluding benefits, representation fees and shares in the profits. In addition to the remuneration set forth herein, the Fiscal Council members in office shall be entitled to reimbursement of travel and accommodation expenses necessary to perform their duties, it being understood that alternate members will only be compensated in the cases when they effectively exercise the position of full member by virtue of vacancy, impediment, or absence of the respective full member.

There were 3,284,548,127 votes in favor, 9,787,036 votes against, and 526,188,579 abstentions (including the abstention of the Federal Government), being right that the votes in writing received by the Chair were attached and form an integral part of these minutes.

7.9 To approve, by majority vote, the amendment to the main section of Article 5 of the Vale Bylaws, due to the cancellation of common shares issued by Vale approved by the

Board of Directors on 03.02.2023, which shall henceforth take effect according to the following wording:

*"**Art. 5 -** Vale's share capital is R$77,300,000,000.00 (seventy-seven billion, three hundred million reais), fully paid up and subscribed, split into 4,539,007,580 (four billion, five hundred thirty-nine million, seven thousand, five hundred eighty) book-entry shares, of which R$77,299,999.823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three reais and twelve cents), split into 4,539,007,568 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and sixty-eight) ordinary shares and R$176.88 (one hundred and seventy-six reais and eighty-eight cents), split into 12 (twelve) Golden Shares, all without par value.*
*(...)"*

There were 3,330,836,380 votes in favor, 526 votes against, and 491,667,951 abstentions (including the abstention of the Federal Government).

**08 – TRANSCRIPTION AND PUBLICATION OF THE MINUTES:**

The Shareholders who participated via Zoom are considered to have signed these minutes and the Shareholder Attendance Book, and their registration in the minutes was made by the Chair and Secretary of the Meeting, all pursuant to Article 47, §1 and §2 of Resolution 81. Under the terms of Article 9, §2 of the Bylaws, these minutes are drawn up as a summary of the resolutions made and will be published excluding the signatures of the participating Shareholders.

**09 - CLOSING:**

With no further matters to discuss, the Chair drew the meeting to a close for the minutes to be drafted, which were duly signed by the Meeting Chair and Secretary, pursuant to Article 47, §1 and §2 of Resolution 81.

I certify that the minutes are a faithful copy of the original drawn up in the proper book.

Rio de Janeiro, April, 28, 2023.

Maria Isabel dos Santos Vieira
**Secretary**

# JGP GESTÃO DE RECURSOS LTDA. MANAGED FUNDS EXPLANATION OF VOTE, PRESENTED AT VALE S.A.' AGOE, DATED APRIL 28, 2023

As shareholders with a vested interest in the success of Vale, we recognize the crucial importance of implementing a compensation policy that aligns with the company's long-term value creation strategy, encompassing all its various fronts.

We recognize the progress made by Vale in recent years in linking executive compensation to ESG criteria, achieving a best-in-class percentage in this regard that sets a high standard for other companies in the industry.

However, we believe that Vale's maturity level allows for the implementation of more ambitious goals, particularly regarding full reparations for the accidents in Mariana and Brumadinho, which hold significant ESG materiality.

We acknowledge that this issue continues to detract from the company's overall value, and therefore its prompt resolution should be a shared priority among controlling and minority shareholders.

To this end, we propose the inclusion of the Comprehensive Repair of Mariana and Brumadinho in the performance goals of top-level executives, such as the CEO and CFO. Currently, the compensation model limits remuneration only to the vice-presidency of sustainability, which we believe to be insufficient.

We are confident the measure would represent a significant step towards strengthening the executives' commitment to resolving this ongoing situation, which has persisted since 2015 and 2019 respectively.

Rio de Janeiro, April 27, 2023

**FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I**
**FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO EXTERIOR CRÉDITO PRIVADO**
**JGP B PREVIDENCIA FIFE MASTER FUNDO DE INVESTIMENTO EM AÇÕES**
**JGP COMPOUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR**
**JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES**
**JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO**
**JGP LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES**
**JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES**
**JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES**

DocuSigned by:
Ricardo Nucara Lourenço de Mello
143CAE812584488...

(Funds managed by JGP Gestão de Recursos Ltda, represented herein by its attorney-in-fact **Ricardo Nucara Lourenço de Mello**)

**Palavras: 2789**

GENERAL ASSEMBLY OF VALE S.A. SHAREHOLDERS 2023

Rio de Janeiro, April 28, 2023.

**I vote NO for the approval of the 2022 Management Report.**

As a shareholder, I vote against approval of the 2023 Management Report, as it omits important information regarding the impact that the company's projects leave on territories and local populations. From the evidence of violence and violations hidden in declarations of supposed sustainability, the reality is that there are harms committed against populations and the environment, historically documented realities.

In its 2023 management report, Vale presents to its shareholders the Morowali nickel project (formerly Bahodopi) in Indonesia, approved in July 2022, which is scheduled to begin in 2025. The project is a partnership between PT Vale Indonesia Tbk ("PTVI") and two Chinese partners, with a capacity of 73 ktpa and estimated investment of around $2.2 billion for the RKEF plant and $400 million for the mine (p. 30)

What Vale does not indicate in its report are the impacts. The Morowali nickel project will be built in the southeast of the Indonesian island of Sulawesi, in the Pomalaa region, with an investment of 67.5 trillion rupees (4.29 billion dollars ), in partnership with Zhejiang Huayou Cobalt. Vale will have the right to acquire up to a 30% stake in the project, which will supply nickel ore..

The company has started construction of the plant, which is expected to have a production capacity of 120,000 tonnes of nickel in mixed hydroxide precipitate per year, making it the largest in the world so far.

Vale Indonesia's main shareholder is Vale Canada, which is 100% owned by global mining giant Vale (VALE3).

We would like to emphasize Vale's responsibility for the toxic pollution already caused by hexavalent chromium (in particular) in rivers and in the water of the community, which serves the nickel mining project and smelters of PT Vale Indonesia (PTVI). Hexavalent chromium, which is a known carcinogen that causes liver and skin damage, was found in high concentrations around the PT Vale Indonésia nickel projects.

Chromium levels are a reflection of the condition of drinking water, according to the World Health Organization (WHO), and we had set a default standard value of Cr(VI) as 0.02 mg/L for water quality tests in July and October 2022 and in January 2023 in Sorowako. Detected chromium levels were: in Lawewu River, Nickel Village (formerly Sorowako), Nuha District (0.031 -- 0.144 mg/L) and Community Water Source in Asuli Village, Towuti District (0.110 mg/ EU). This heavy metal pollution is caused by nickel mining activities in PTVI's concession area.

In 2017, PTVI began expanding its mining operation into the area just above the community water source, or spring water source, as well as its residential homes. Since then, the color of the spring water has changed to brown, and the water flow is not stable. Furthermore, Cr(VI) exceeded WHO standards when we performed water tests in October 2022.

Regardless of the weather, the community water source in the village of Asli remains cloudy. Especially during the rainy season, people have to use very cloudy water for bathing and consume water that contains dangerous levels of heavy metals such as Cr(VI) and nickel.

Women and children are the most vulnerable group and most affected by pollution resulting from PTVI's nickel mining activities. Women in Asuli village are the dominant group for water consumption. This means that village women are the first and largest group to present health risks due to consumption of water contaminated with high levels of heavy metal concentrations from nickel mining activities. The second most vulnerable group are the children. Community water contaminated by Cr(VI) is routinely consumed by children and infants, resulting in the impairment of the children's growth and development.

Furthermore, it should not be forgotten that the freedom of expression of communities demanding clean and safe water is being suppressed. In the beginning of February 2023, the community of Asuli village protested and called for PTVI to immediately take responsibility for their lives, including access to clean water. However, the community had to stop the protest due to intervention or intimidation by local authorities, such as the police and intelligence officers, who summoned a community leader and told him to stop the protest.

The Rio Lawewu, nickel village (formerly Sorowako)

Upstream of the Lawewu River, PTVI's nickel mining operation is ongoing. The Lawewu River flows into Lake Matano, which has the status of a conservation area or highly protected ecosystem, according to the letter of decision of the Minister of Agriculture No. 274/Kpts/Um/4/1979, on April 24, 1979.

Due to the recent extreme weather caused by climate change, during the rainy season precipitation is high. Then as a result, because the Lawewu River has been contaminated with Cr(VI) t, large volumes of water flowing into Lake Matano carry these contaminants. This could make Lake Matano's ecosystem even more polluted by heavy metals. And because of derived impacts, endemic and non-endemic biota in Lake Matano will likely begin to decline and gradually become extinct.

Potential risk of toxic pollution in more communities and rivers

Due to PTVI's plan to develop a new High pressure acid leach (HPAL) plant, which requires more nickel ore, the company is expected to continue expanding its nickel mining operation within the current concession area. In fact, the company has started its exploration in a new mining block, the Loeha-Mahalona block, since the beginning of 2022. If deforestation or mining operations start in this block, there is a high risk for toxic pollution to further disturb communities and rivers. For example, the Mahalona River, used for domestic consumption and irrigation, would potentially be contaminated with high levels of Cr(VI).

Pomalaa, Kolaka Regency, Southeast Sulawesi

Under WALHI monitoring in Southeast Sulawesi, the environmental impact of nickel mining is particularly visible in Pomalaa. The results of investigations in October 2022 confirmed that toxic pollution occurred around the area affected by the nickel projects. Significant hexavalent or total chromium pollution exceeding the above mentioned standards (0.021-0.124 mg/L) was found in the Oko-Oko River, which has long served as a source of community water, including for irrigation of rice fields in Lamedai village, Tanggetada District, Kolaka (adjacent to Pomalaa District).

Although the Oko-Oko River has been polluted and silted up as a result of illegal nickel mining activities by unidentified companies, PTVI's concession area covers 20,286 hectares in Pomalaa and Baula districts, Kolaka and is also located in the upper course of the Oko-Oko River. Since a major mining operation is scheduled to start in PTVI's concession area due to the operation of the new HPAL plant, the toxic damage in the Oko-Oko River may become even worse considering PTVI's previous operations in the other areas.

PTVI's mining activities could lead to the loss of the forest's ability to absorb moisture and in turn capture water, potentially resulting in further flooding and the loss of farmlands due to toxic runoff into the Oko-Oko River.

The region is well known for its agricultural, forestry and its wealth of marine life. This wealth is doomed to destruction and loss due to mining activities. Those who work in farming and fishing as livelihoods suffer significant impacts from toxic pollution. The loss of their livelihoods have caused them to adapt, otherwise they would have to be slowly marginalized from the space where they grew up and lived.

**It should be noted that the action taken by Empresa Vale in Indonesia is not an isolated case. We critical shareholders had already denounced the withholding of important information and public documents from Mozambican communities and civil society organizations that live in a constant cloud of coal dust in 2021.**

At the time, we asked about Vale not disclosing the levels of pollution around Moatize nor informing the communities about the composition of the dust that they breathed daily. Vale has been operating in the communities of Bagamoyo, Nhantchere, Porto Seco, 1 de Maio and Liberdade for more than ten years. Since that time, communities have been living with the coal dust emitted by Vale on a daily basis. Source International research published by Zitamar News, showed that in Moatize, the average level of microparticles in August 2018, was 104 micrograms per cubic meter of air. The World Health Organization recommends a concentration limit of 25 micrograms per cubic meter of air. Mozambican legislation limits the total amount of total suspended particles, or TSP, (which have larger dimensions) at a maximum of 60 micrograms per cubic meter. In Moatize, in 2018, the annual average TSP was 90 micrograms per cubic meter of air (1.5 times the legal limit).

According to information from Vale itself, in August 2018, the emission of TSP reached 209 micrograms per cubic meter, more than three times the legal limit.

After 15 years of operations in the Tete territory of Mozambique, Vale closed an agreement to sell its projects to Vulcan Minerals. The transaction for the sale of the coal operation was completed and the Company recorded a profit from the discontinued operations in the amount of R$9,818 million, as expressed in its 2023 management report, page 15.

What Vale does not include in its report is:

Between 2009 and 2010, Vale resettled 1,365 families – in the Cateme and the 25th of September resettlements - to install the Moatize mine. Along the Nacala Corridor, over 2,000 families have been resettled. Most of the families who were resettled by Vale survived on agriculture and raising cattle.

The resettlements were plagued by numerous problems. The people living within the concession area were "forcibly removed" from their homes, the small agricultural areas or "machambas" that fed them, the rivers that provided water and the riverbanks where they produced and sold clay bricks to survive, thus taking away both their livelihood and the means by which they acquired food. Today these people, along with tens of thousands of others who already lived in the vicinity of the mine, face a harsh reality: there is no more water. Rivers that once provided water for agriculture, livestock and other basic needs, were diverted to supply water to the mine, polluted by the mine, or simply filled up by tons of sand, a shameful and blatant violation of their human rights.

We also observed the history of disregard for the environment and vulnerable populations in Brazil. One example is the case of the "Sepetiba Bay", Rio de Janeiro, Brazil.

Since the start of installation works for the Ternium Brasil steel plant, formerly Thyssenkrupp Companhia Siderúrgica do Atlântico (TKCSA) in 2005, the company has interfered not only with the ecosystem of Sepetiba Bay, but also in the living conditions

of the local population. This was a Vale project in partnership with the German group Thyssenkrupp. Vale was Ternium's majority shareholder until 2016, dominating the entire production process in the chain, from extraction, through disposal, processing, steelmaking and export.

The partnership between Thyssenkrupp and Vale in Sepetiba Bay was marked by involvement in the denouncing of environmental crimes, violation of environmental legislation, threats to community leaders, irregularities in licensing, disrespect for labor rights, increased pollution and negative consequences for public health. According to the Map of Conflicts involving Environmental Injustice and Health in Brazil, by the Oswaldo Cruz Foundation (Fiocruz), despite having been initially seen as a driver of local development in the region, the undertaking caused the socioeconomic disruption of traditional communities, such as artisanal fishermen. In 2016, Vale sold its stake and, in 2017, the Techint Group bought the steelworks, which was renamed Ternium Brasil.

Despite no longer acting directly in Ternium Brasil, the environmental impacts and illnesses of the population generated by the project of Vale and Thyssenkrupp in Sepetiba Bay remain. Wherever it goes, Vale leaves a trail of destruction. The affected population has lived since the beginning of operations with "silver rain", polluting material that is emitted through the smokestacks of what is now Ternium Brasil. As a consequence, the affected population suffers from respiratory diseases, skin diseases, eye diseases, fatigue and shortness of breath, among other symptoms.

Today, in the state of Rio de Janeiro, Vale operates the Porto Sul complex, on the Costa Verde (Green Coast) of the state, a structure that comprises two port terminals used for the shipment of iron ore, located in Sepetiba Bay: the Guaíba Island Terminal ( TIG) and the terminal of Companhia Portuária Baía de Sepetiba (CPBS), in addition to operating the rail car dumper at Ternium.

The Ilha da Guaíba Terminal exports more than 40 thousand tons of iron ore per year. The operation has compromised the environment and marine biodiversity in Sepetiba Bay. Additionally, the terminal has put industries such as tourism and artisanal fishing at risk. The Environmental Secretariat of the City of Mangaratiba -RJ (SMMA) embargoed work on the TIG and the Baía Viva Movement called the Federal and State Public Ministries in February 2022 following complaints by fishermen, boatmen and swimmers about the illegal dumping of ship ballast into water of the bay. Furthermore, the presence of iron ore in the sand of Muriqui beach in Mangaratiba has been detected as well. Vale did not have the environmental licenses to carry out some of the work at its terminal. The License has expired since 2011. Moreover, Companhia Portuária de Sepetiba (CPBS) has also been fined by the City of Itaguaí (RJ) in the amount of R $2.383 million for environmental irregularities.

QUESTIONS

Thus, adding a voice to workers, local communities, including indigenous peoples, farmers, lake fishermen, young people, workers and women in the PTVI concession

areas in Sulawesi, Tete, Mozambique, Sepetiba, Rio de Janeiro and many other territories in which Vale is operating directly and indirectly, I ask Vale's shareholders and board of directors:

When the company arrives in the territories, it positions itself as a provider of development, capable of generating employment and income for local communities; making, in general, municipalities and localities economically dependent on the company's activities with assurances of increasing the municipal GDP. CFEM (Financial Compensation through mining) funds allocated for improving services and infrastructure appears as another argument in favor of installing the company in places for mineral extraction, insofar as mining projects increase municipal revenues when operating.

**However, when Vale leaves the territories where it operates, does the argument of promoting jobs and development cease to be valid? What remains for the affected populations?** Unemployment, decrease in income, illness and the weakening of trade and services positions that once supported the company's employees. The impact on the environment after operations have left makes future economic development unfeasible, after the destructive effects on traditional agriculture, fishing and other subsistence activities.

**Where is our commitment to delivering social and environmental justice?**

**When will we balance profit against detrimental impacts to the environment? At a time when the entire global order is aligned in the fight for climate sustainability, what actions can be taken to mitigate the damage caused to the environment? What actions can be taken to assist vulnerable populations, especially women and children, while protecting environmental rights?**

The 2022 Management Report omits important information about the impacts that the company's projects have on the territories and the local populations, such as violence and hidden violations when under a discourse of supposed sustainability. The reality is that these impacts are harmful to populations, leaving extensive liabilities to the local population and the environment. For these reasons, I disapprove of the Management Report and the financial statements for the year 2022, now under consideration.

I ask that this declaration of vote in Portuguese and English versions be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in S.A. Law (Lei Artigo nº 6.404 / 1976) article 130, paragraph 1, "a" and "b" I await a written response to these considerations and that they do not exceed a deadline of 30 (thirty) days.

**Procuradora Fernanda Souto Rodrigues ( OAB/MA 20.117- CPF 017.523.93-00) representando Combonianos Nordeste CNPJ 23.608.565/0001-51.**

FERNANDA SOUTO RODRIGUES

Assinado de forma digital por FERNANDA SOUTO RODRIGUES
DN: c=BR, o=ICP-Brasil, ou=AC OAB, ou=18732686000170, ou=Presencial, ou=Assinatura Tipo A3, ou=ADVOGADO, cn=FERNANDA SOUTO RODRIGUES
Dados: 2023.04.19 16:38:38 -03'00'

**The decommissioning of dams vote situation**

I vote for the DISAPPROVAL of the management report and accounts and financial statements for the fiscal year ended on December 31, 2022, for the reasons presented below:

The management report communicated a significant reduction in operating expenses. The reduction is mainly related to the de-characterization of dams and the decommissioning of assets. However, the abrupt reduction of 46.4% for the De-characterization Program, compared to 2021, is surprising. After all, only 12 of the 30 structures upstream of Vale have been de-characterized so far – which corresponds to only 40% of the company's total dams.

Although not prioritized by the company, the mischaracterization is urgent for the communities and for compliance with the Sea of Mud Never Again (Mar de Lama Nunca Mais) Law, State Law 23.291/2019. When sanctioned, the law established a three-year period for mining companies to complete the change in the structure of dams built using the upstream method, which was not complied with by Vale.

As punishment for failing to comply with the legal deadline, the company will have to pay out R$ 236.7 million in collective damages. The amount was agreed upon in a Term of Commitment signed with the State of Minas Gerais, FEAM and Federal and State Public Ministry.

The situation should have been, at the very least, transparently reported in the documents presented at the Shareholders' Meeting. The Management report, in turn, only mentions that it was necessary to make an "additional provision of R$ 375 million" for the de-characterization of the dams. The administration, however, does not provide further information on the stage of mischaracterization of each of the upstream dams - neither on its institutional ESG website nor in the reports.

That said, it is worth asking: how will provisions be made for compliance with the dam decommissioning obligations? Are the reduced amounts sufficient to meet the requirements of the Sea of Mud Never Again Law ? There are, however, 5 more dams to be mischaracterized in Itabira alone. How has this been done in each territory?

There are complaints in the territories of Itabira and Antônio Pereira about the impacts that the de-characterization works have caused to nearby communities. There are indications that residents of the area adjacent to the Itabira mining complex, in the Pontal System, may be removed from their homes due to de-characterization of the dams and dikes. However, there is no transparency about this information.

In 2022, the Public Ministry of Minas Gerais (MPMG) filed a Public Civil Action (ACP) against Vale for loss of stability and increased risk of structural collapse in the process of de-characterization. The execution of engineering works for the decommissioning of dams and dykes increased the risk of failure. At least four neighborhoods in the urban area of Itabira could be affected[1]. The population lives in constant insecurity, while the provisions for the stability of dams during de-characterization do not appear in the Report.

In a similar vein, the decommissioning work on the Doutor dam, at the Timbopeba mine, began in February 2020, but the spillway built to discharge water and ensure the safety of the structure collapsed in October 2021, after heavy rains. After the incident, the residents of Antônio Pereira, in the Ouro Preto district, remain insecure about the structures built by the company. Indications that decommissioning without concern for the well-being of the affected local population can also be brutal, violate rights and generate damage to profits and the corporate image of the mining company already so weakened by the ruptures.

Finally, I ask that this declaration of vote in Portuguese and English versions be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in Corporate Law(Federal Law no. 6404/1976), article 130, paragraph 1, "a" and "b". and that a written response to these considerations do not exceed a deadline of 30 (thirty) days.

**Luciana Tasse Ferreira**

**130.605.827-93**

[1] www.hojeemdia.com.br/minas/descaracterizac-o-de-barragens-da-vale-em-itabira-pode-provocar-remoc-o-de-moradores-1.896465

GENERAL ASSEMBLY OF VALE S.A. SHAREHOLDERS 2023

Rio de Janeiro, April 28, 2023.

Agenda Point: 2.1 "a" and "c": "a" being general financial conditions and assets conditions and "c", being payment capacity in relation to financial commitments assumed.

I vote for the DISAPPROVAL of the 2022 Management Report.

I hereby express my vote of NO regarding the approval of the management report and financial statements for the 2022 fiscal year for the following reasons:

In 2022, the company Vale S.A., for having the iron ore with the highest content and best quality in the export market, and despite the decrease in the value of the ore in the market, profited R$ 95,924,397,532.48 (ninety-five billion, nine hundred and twenty-four million, three hundred and ninety-seven thousand, five hundred and thirty-two reais and forty-eight centavos), a much lower amount than that presented in the previous year. In items 2.1 "a" and "c" ( pages 6 and 7), the report presents the financial and equity conditions, as well as the financial capacity to pay in relation to the financial commitments assumed, bringing in this context the concept of expanded net debt, which includes in its calculation, in addition to the obligations contracted with financial institutions, the obligations to deliver cash to third parties outside its regular operational process; more specifically, the liabilities related to the Brumadinho event, Samarco and Fundação Renova.

However, the company has commitments with other territories such as the case of the neighborhood of Píquia de Baixo, in the municipality of Açailândia Maranhão. Vale S.A has contributed an amount for the beginning of the resettlement works, yet there has been no movement for full compensation for damage resulting from mining and steel operations. These operations have directly affected the neighborhood for decades, within the parameters established by the jurisprudence of the Inter-American Court of Human Rights for damage caused to residents and the community. The company needs to make provisions to allocate the appropriate resources. As of now, it has not been done and is not included in its financial statements.

Piquiá de Baixo is an urban neighborhood with approximately 1100 residents. For more than a decade, families in the neighborhood have been fighting for basic and essential rights such as decent housing, basic sanitation and better air quality, among others. After so many years of struggle, the residents of the neighborhood will probably move to another place this year, to the Píquiá da Conquista neighborhood, in the municipality of Açailândia in the state of Maranhão. It should be noted that residents were forced to move due to the situation they were subjected to, and the inhospitable living conditions in the original neighborhood.

The houses in the new neighborhood were built from the Minha Casa Minha Vida program. It is known that in the implementation of the program, the beneficiary families contract financing debts for tens of years with Caixa Econômica Federal Bank, thus generating a financial liability to the residents of Píquia de Baixo. By entering into this proposal they are again penalized by the company's operations. This goes against the UN Guiding Principles for Business and Human Rights, especially the principle referring to the obligation to act with "due diligence" (principle 15) in relation to the entire value chain.

As shareholders, it is important to be attentive to the numerous problems that the company has been causing to the territories as a result of mining and steel operations.

Thus, as in Brumadinho, in Minas Gerais, the neighborhood of Piquiá de Baixo suffers daily from the impacts of air and water pollution, causing illnesses that lead to death caused by mining activities.

Therefore, I ask the following questions:

- Will the amount provisioned to repair the damage in Brumadinho and Mariana be enough to promote full repair, without generating new burdens for the impacted families, as in the case of Píquia de Baixo?

- Does Vale s/a intend to contribute amounts to promote full compensation for the residents of Píquia de Baixo, that is, settle their housing debt in the Minha Casa Minha Vida Program, which is consistent with the correct full reparations?

Uncertainty with these two points, which constitute non-compliance with international principles on human rights and non-respect for company values, leads to legal uncertainty for investors.

For these reasons, I disapprove of the management report and the financial statements for the year 2022, now under consideration.

I ask that this declaration of vote in Portuguese and English versions be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in S.A. Law (Lei Artigo nº 6.404 de 15 de Dezembro de 1976) article 130, paragraph 1, "a" and "b". I await a written response to these considerations and that they do not exceed a deadline of 30 (thirty) days.

Maju do Nascimento Silva
CPF: 432.245.123 - 34

**DAMAGES IN VALE PROJECTS UNDER PREPARATION**

**The case of the Serra da Serpentina Project - MG**

I vote "**NO**" for the approval of the management report and accounts and financial statements for the fiscal year ended on December 31, 2022, for the reasons presented below:

a) The "2023 Management Proposal", in "Annex VI. Final Nomination Report for the 2023 General Assembly", item "b. Vale's Business Context", analyzes:

> Vale's advances in its ambition to become a **leader in sustainable mining** and a reference to creating and sharing value with its shareholders, stakeholders and society. **We stand firm in our purpose: we exist to improve life and transform the future. Together (p. 101, emphasis added).**

It then proposes: **"Learning together"** and highlights as "Values":

> Prioritizing life
>
> Act with integrity (...)
>
> **Respect our planet and communities**

To this end, the company clarifies what the "Key Behaviors" would be:

> An obsession with security and risk management
>
> Open and transparent dialogue (...)
>
> **A feeling of ownership**
>
> **Active listening and engagement with society** (p. 102, **our emphasis).**

This, however, has not been the company's practice in several actions related to old and new projects, as in the case of the **"Serra da Serpentina Project",** which affects 11 municipalities in the region of the hydrographic basins of the Santo Antônio river and also of the Piracicaba river, that make up the Vale do Rio Doce, in Minas Gerais. The Project includes, according to its "Environmental Impact Report-RIMA" (July, 2022):

> a) **Pit:** dismantling, loading and transport – open pit mining of 47 million tons of raw iron ore per year, or more specifically, a main pit and 18 satellite pits (1,950 hectares).

> b) **Ore Treatment Unit (UTM) or ore beneficiation plant, including tailings, concentrate pumping systems:** crushing processes, filtration, cycloning, grinding, mud removal, ultrafine and sandy tailings thickening, flotation, magnetic concentration and tailings filtration.
>
> c) **Disposal of overburden and tailings:** the joint disposal of overburden will be in two piles and the joint disposal of sterile and filtered tailings in four piles (total of 2,432.03 hectares).
>
> d) **Pumping of the ore slurry via pipeline**: the pipeline has an approximate length of 115 kilometers, going to the Estrada de Ferro Vitória a Minas railway (EFVM) in the Municipality of Nova Era, where a new product storage yard and filtering system will be installed (p.7).

The environmental studies for this project, currently under analysis by the sector's bodies, are largely, especially with regard to the biotic and socioeconomic environments, based on secondary data, which do not allow for a consistent assessment of the impacts generated by the undertaking and, as a result, the proposed environmental actions focus on in-depth studies and on monitoring the damage caused to the environment and local populations; that is, they postpone the assessment of impacts until after they have already occurred and based on monitoring and studies contracted or carried out by Vale itself.

The Environmental impact report (RIMA) of the Serra da Serpentina Project points out, that in reference to "micro territories that are related to the enterprise", a list of "37 population clusters", which, according to this report, "in general, they present similar traits, since their characteristics are typical of rural areas" (p.68). The company does not see communities as having their own socioeconomic and cultural relationships, distinct from each other, but only a heap of uniform populations, which will necessarily have to start to relate to the enterprise. One of the few that deserves mention is described as follows:

> Among the locations, São José do Meloso stands out, which is undoubtedly the territory with the greatest potential for interference due to the fact that the location is practically surrounded by the principal areas of the project; to the west by the pits and to the east by the piles and industrial structures, in addition to the inevitable sharing of accesses (p. 69).

It is interesting to note that São José do Meloso is described in the list as follows:

> In the study area, 51 traditional communities were identified in the municipalities of Conceição do Mato Dentro, Dom Joaquim,

Carmésia, Morro do Pilar, Santa Maria de Itabira, Nova Era and Antônio Dias. Among these is the Guarani Farm Indigenous Land, in Carmésia. Of the traditional communities, 12 have certification by the Palmares Cultural Foundation [that is, they are identified as Quilombolas], and four are in the process of territorial demarcation by INCRA (p.77).

The Environmental impact report (RIMA) then concludes: "The limits of the Serra da Serpentina Project (Directly Affected Area - ADA) do not interfere with traditional communities" (p.77). However, for socioeconomic purposes, the environmental impact report considers that only the properties that will suffer directly from the Project are considered as Directly Affected Area (ADA) (p. 96). This is a rather patrimonialist approach to the assessment of environmental impacts. This vision, in which only the owners of real estate necessary for the structures of the enterprise can be considered affected, has already been overcome.

São José do Meloso is 0.2 km from the directly affected area (p. 78) and "practically surrounded by the primary area of operations of this enterprise" and with "inevitable sharing of accesses", but will it not suffer any interference? The Environmental impact report, is to say the least, omissive and irresponsible, as it includes this community along with 16 others, that due to "local meteorological conditions (wind direction). Due to the planned positioning of the project's structures, some communities' air quality will be greatly impacted " (p.81).

This is not an isolated case, as of the 51 traditional communities listed, 14 are less than 3 km from the directly affected area, another five are between three and six km away and the environmental impact report does not show the distance from the directly affected area for 17 communities. Therefore, the report is not allowing for better assessment of possible impacts. It is worth asking whether distances between the directly affected area and the communities are calculated from their centers? So, who and how were such boundaries defined? It is interesting to observe that the "Traditional Communities Characterization Program", one of the few environmental actions aimed at these groups, "seeks to expand the information related to the traditional communities identified during the studies. For this, secondary data collection, field survey for the geographical location of communities, and interviews with leaders are planned" (p. 104). The question is: shouldn't this be done in the Project's preparation phase, before licensing, within the "key behavior" "Active listening and engagement with society?"

Given the contradictions between what Vale presents in its report to its shareholders in the portion that covers as key values and behaviors, and what it has already been practicing in relation to the Serra da Serpentina Project, I warn of the high risks for the company including:

serious financial and legal problem as well as potential sullying of the institution's image in both the medium and long term, given that:

1. Environmental studies are not mere formal instruments for obtaining licenses from bodies scrapped by public administrations, submissive to their interests. They should be tools that assess in as much detail as possible. They should aim to measure impacts arising from Vale 's projects. They should allow for planning that is aimed at enabling a more accurate calculation of their costs, which need to be internalized in their respective budgets and financial feasibility studies.
2. Fragile and inconsistent environmental studies, such as the one presented by Vale for the Serra da Serpentina Project, in one way or another, could harm the company's future. There are hundreds of millions of reais of "impact on the income statement or balance sheet", that could potentially cause enormous moral and eventually financial damage for us the shareholders, as described in the "Management Proposal 2023."
3. In addition, the fragility of non-rigorous environmental studies, if carried out, can end up causing legal instability to the company and its investors. Not being able to predict impacts can result in disasters, examples of which can be seen throughout the company 's history. This inability to forecast possible future problems, by omission or action, can be judicialized and framed as crimes, potentially leading the company to the status of defendant.

It is fundamental that we, the shareholders, remind Vale managers that they must learn from the serious mistakes that led to the dam failures in Mariana and Brumadinho. These same mistakes are being repeated in the case of the Serra da Serpentina Project, exposing new populations to irreparable damage and risks without a clear assessment of the impacts generated by new undertakings. After a recent accusation and investigation of violations (on March 27 and 28, 2023) for contamination of the Rio das Velhas by a CSN Group mining company, Vale S.A. rushed to inform (on March 30, 2023) of a failure in the tailings dam Maravilhas II system (located very close to the CSN dams inspected), of the Vargem Grande Complex - which shows the recurrence of the company's irresponsibility regarding obligations that are only made public at times of popular pressure on the environmental licensing and inspection agencies.

Vale's "Values" and "Key Behaviors" have to be much more than a letter of good intentions, because they are not enough to recover the negative image of the company, internationally, and that has led to millionaire expenses with greenwashing advertising of the company that do not match the reality we know.

In July 2022, the Permanent Peoples' Tribunal (TPP), an international court of opinion based in Rome, Italy, condemned Vale and other Brazilian and foreign companies and organizations

Marlene Matos de Souza.

for the crimes of ecocide in the Cerrado and genocide of its peoples by the violations committed in the exercise of its activities.

Vale, specifically, was denounced by the Comunidade Cachoeira do Choro, in Curvelo (MG). The community claimed that Vale, "in just four years, was responsible for two major socio-environmental disasters in Minas Gerais in Mariana and Brumadinho. Disasters which include the destruction of lives, families, ways of life, the death of rivers, water basins, biodiversity and ecosystems." And that "even in the face of such serious facts, it is still evident that Vale S.A. is acting to evade its responsibility to fully repair the lives of victims affected by the criminal breach of the dam in Brumadinho. The Cachoeira do Choro Community denounces once again the pernicious use of the judicial process against the guaranteed rights of the community. Actions which even to the present have not granted full reparations."

Diante dos argumentos e fatos expostos neste voto, finalizo minha exposição solicitando à empresa que responda às seguintes perguntas relacionadas ao Projeto Serra da Serpentina:
In view of the arguments and facts set out in this vote, I conclude my presentation by asking the company to answer the following questions related to the Serra da Serpentina Project:

1. What is the validity, in the management of a new project, that is based on secondary data for its environmental studies, which point to generic impacts and environmental actions that, to a large extent, boil down to control and monitoring? Vale, in proposing to be a "leader in sustainable mining", needs to adopt concrete environmental actions, at least in the project's planning phase. The time has come to "transform the future. Together". In this sense, what does the Serra da Serpentina Project bring in terms of innovation in the environmental field? What concrete environmental actions will be carried out? Shouldn't the reach of these actions be expanded, along with the very restricted concept of Directly Affected Area (ADA)?

2. The Environmental impact report, although without specifying which communities will be affected, presents a list of 19 impacts, referring only to the socioeconomic environment. Changes which include: local accessibility; traffic conditions; the flux of people; housing demand, for temporary beds, public services and equipment, the early pregnancy rate, in levels of public safety, in the constructed social relationships; in anticipation of land negotiations, in economic dynamics, in employment, business and income level, changes in the nosological framework (diseases), the conditions of land use and occupation of the rural properties affected by the company's plan, in the perception of discomfort, in conditions of archaeological, tangible and intangible cultural heritage; in tourist activities and traditional ways of life, are not specifically addressed. Will the company not propose any compensatory actions to the communities that will suffer from such impacts? Does it reserve the right to profit and

Mariana Matos de Souza

leave only the losses to the local society? Will Vale not be charged for its actions sooner or later?

3. Shouldn't Vale offer concrete alternatives for communities that will be "surrounded" by its undertaking, or that will suffer a significant set of impacts? Will they simply be forced to live with such impacts?
4. Does the company have any concrete proposal for traditional communities, including Indigenous and Quilombola communities, located a few kilometers from the Directly Affected Area, who will have their way of life altered by the project?
5. What concrete actions are planned to guarantee access to water for families and communities that depend on water resources that will be impacted by the Serra da Serpentina Project?
6. Does Vale have any concrete action to support municipal administrations that will have to manage the various impacts caused by its undertaking, including the increased demand on public services, which will affect cities and rural communities?
7. The Serra da Serpentina Project, according to environmental impact report "will increase the flow of vehicles and change the daily lives of residents, who will have to live with the new traffic conditions associated with the Project" (p. 88). Does Vale have anything to do with regard to this issue?

Finally, I ask that this declaration of vote in Portuguese and English versions be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in Corporate Law (Federal Law no. 6404/1976), article 130, paragraph 1, "a" and "b". and that the written response to these considerations and indignations be received within a period not exceeding 30 (thirty) days.

Acionista

Marlene Mateus de Sousa
CPF 147.791.638-54

Marlene Mateus de Sousa

**Expanded net debt: liabilities related to the events of Brumadinho, Samarco and Fundação Renova**

I vote NO FOR THE APPROVAL of the management report and accounts and financial statements for the 2022 fiscal year for the reasons presented below.

Considering the reference to expanded net debt, Vale S.A. mentions the obligations to deliver cash to third parties outside its regular operational process, in which case it considers its liabilities for the events of Brumadinho, Samarco and Fundação Renova. However, the figures recorded in Vale's net debt, as a result of obligations to repair the Rio Doce and Paraopeba basins, do not adequately express the company's liabilities, responsibility for the successive breaches of the tailings dam.

In the 2023 Management Proposal, the Directors highlighted that the company has subsidiary responsibility for the collapse of Samarco's tailings dam. The information, however, is not consistent with the legal regime of environmental civil liability, which provides for the solidarity of the economic group. Consequently, Vale is a defendant in the two ACPs[1] (Civil lawsuits) that support the case, jointly with Samarco and BHP.

The Financial Statements themselves, in fact, record that the company had an impact of R$556 million with the payment of new reparations in 2022, which affected the provision of resources initially foreseen for the Renova Foundation. However, the lack of transparency on the part of the directors in relation to the legal and economic risks associated with the shareholding in Samarco does not stop there.

The provisioning of resources for the Renova Foundation does not take into account the decisions of the 12th Federal Civil Court of Belo Horizonte, which determined that Vale would deposit in court the amount of R$ 10.3 billion to guarantee that all programs, projects and actions of the Renova Foundation (Fundação Renova)

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[1] A "ACP da União" tramita sob o número ACP nº 23863-07.2016.4.01.3800/ PJE 1016756-84.2019.4.01.3800 e a "ACP do MPF", sob o no. ACP nº 23863-07.2016.4.01.3800/ PJE 1016756-84.2019.4.01.3800.

include the municipalities on the Coast of the neighboring state of Espirito Santos (ES[2]), ignored until now.

Likewise, in 2022, Vale reduced provisions related to Samarco and the Renova Foundation by around 123.3%, which generated financial gains of R$1,616 million for the company. It is a risky choice, since the socio-environmental and socio-economic repair of the Doce river basin (bacia do Rio Doce) is precarious, according to diagnoses by the Getúlio Vargas Foundation, LACTEC and Ramboll[3].

The Renova Foundation alleges that it will contribute R$36 billion towards the Fundão dam failure by the end of 2023. However, there is not the slightest transparency about the application of the amounts declared by Renova. So far, the Foundation has had all of its accounts disapproved by the Public Ministry of Foundations of Minas Gerais, which even motivated the body to ask for its extinction[4] in 2021.

The renegotiation of a new agreement for the Samarco case has been built since 2021 with the mediation of the National Council of Justice (CNJ). The lack of transparency regarding the billions that Renova claims to have spent on the Doce River basin and the precariousness of repairs should increase Vale's liabilities and put shareholder returns at risk. Almost 7 years after the Fundão damn rupture, the negotiations have dragged on and the amounts provisioned by the company, having been reduced for 2023, are undervalued given the dimension of the damage to the Doce River basin, which has not yet been equated.

However, the company presents the impact in the income statement in the amount of R$556 million, pointing as the main reason the new court decisions on individual indemnity that impacted the provision related to the Renova Foundation, but fails to specifically make reference to the Brumadinho.

When it comes to measuring the expenses arising from the criminal disaster that occurred on January 25, 2019 due to the rupture of the B-1, B-IV and B-IVA tailings

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2 https://valorinveste.globo.com/mercados/renda-variavel/empresas/noticia/2023/03/31/justica-manda-vale-e-bhp-depositarem-r-103-bi-de-reparacao-por-mariana-mineradora-diz-nao-ter-sido-notificada.ghtml

3 Especialistas contratados pelo Ministério Público Federal (MPF) para monitorar e acompanhar a reparação. Os laudos elaborados constam na ACP de R$ 155 bilhões de reais, movida pelo MPF contra a Samarco, Vale e BHP.

4 https://www.mpmg.mp.br/portal/menu/comunicacao/noticias/mpmg-pede-na-justica-extincao-da-fundacao-renova.shtml

dams in the sub-basin of the Ferro-Carvão stream, and in the area downstream in the Paraopeba river basin, which caused both public and private damage , diffuse, collective groups and individual interests, including 272 lives taken, with 3 people still missing, it is important that the other shareholders see that the company mentions its conviction regarding individual indemnities in the case of Brumadinho, which were not part of the judicial agreement that dealt with collective damages.

On March 15, 2023, the 2nd Public Treasury Court and the regional court of Belo Horizonte municipality published a court decision within the scope of the Public Civil Action, process No.5071521-44.2019.8.13.0024, which defined the appointment of experts for the liquidation of damages on individual indemnities.[5] The decision also determined the inversion of the burden of proof, guaranteeing the responsibility of Vale S.A. to prove when the presented damage is not attributable to them. In addition, the Technical Advisors were appointed as technical assistants and summoned to present a work plan within a period of 60 (sixty) days.

This decision will possibly impact the necessary provisioning of the company, since the individual indemnities recognized by the Public Civil suit will increase its liabilities. Therefore, the company needs to inform in detail how its reserves will be affected in order to fulfill the obligations arising from the respective disaster for the coming periods.

Another notable point is the impact on the balance sheet reported by Vale S.A in the amount of R$ 17,328 million in 2022, resulting from the rupture of the dam at the Córrego do Feijão mine, in Brumadinho, encompassing not only individual indemnities. In this case it should be noted, the case of the criminal suit should also be considered relevant. On January 23, 2023, the complaint filed by the Public Prosecutor's Office of the State of Minas Gerais against 16 individuals and two legal entities was ratified by the Federal Public Prosecutor's Office, determining that the lawsuit will be processed before the Federal Justice, after a Supreme Court of Justice[6] Decision is made.

The complaint imputed the crime of aggravated homicide to the individuals denounced (article 121, § 2, items III and IV, of the Penal Code, 270 times); crimes

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[5] Para mais informações acessar: https://g1.globo.com/mg/minas-gerais/noticia/2023/03/15/justica-determina-inicio-da-fase-de-definicao-de-indenizacoes-pelo-rompimento-da-barragem-da-vale-em-brumadinho.ghtml

[6] Histórico do processo criminal: https://www.mpf.mp.br/mg/sala-de-imprensa/noticias-mg/desastre-da-vale-mpf-ratifica-denuncia-originalmente-oferecida-perante-a-justica-estadual

against fauna (article 29, caput and paragraph 1, item II, and paragraph 4, and article 33, caput and items V and VI, of Law 9.605/1998); crimes against flora (article 38, caput; article 38-A, caput; article 40, caput, and article 48, these combined with article 53, item I, of Law 9.605/1998) and crime of pollution (article 54, § 2, item III, of Law 9.605/1998). Legal entities were denounced for environmental crimes (crimes against fauna and flora and crime of pollution).

In view of the reasons presented, it is noted that Vale S.A. omits information to its shareholders about the deadlines and percentages related to compliance with the obligations signed. Subsequently, shareholders need to be made aware of these facts in order to reflect on their impacts over the next few years. It is extremely important that the company reviews its annual provisions based on new court decisions that increase the damages. It is not identified in the report how this has been done and where the detailed data is, thus resulting in the lack of transparency by the company.

Finally, I ask that this declaration of vote in Portuguese and English versions be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in Corporate Law(Federal Law no. 6404/1976), article 130, paragraph 1, "a" and "b". and that a written response to these considerations do not exceed a deadline of 30 (thirty) days.

Shareholder

Victória Taglialegna Salles
CPF 110.064.036-39